(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	December 15, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Municipal Trust (the trust):

Fidelity Michigan Municipal Income Fund

Fidelity Minnesota Municipal Income Fund

Fidelity Municipal Income Fund

Fidelity Ohio Municipal Income Fund

Fidelity Pennsylvania Municipal Income Fund

Fidelity Short-Intermediate Municipal Income Fund (the funds)

File Nos. (002-55725) and (811-02628)
Post-Effective Amendment No. 102

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 102 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, and July 1, 2006, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Michigan Municipal Income Fund, Fidelity Minnesota Municipal Income Fund, Fidelity Municipal Income Fund, Fidelity Ohio Municipal Income Fund, Fidelity Pennsylvania Municipal Income Fund, and Fidelity Short-Intermediate Municipal Income Fund. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing serves to update and enhance certain disclosure, incorporate supplements to the Prospectuses and Statements of Additional Information, and implement certain editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of March 1, 2007. We request your comments by January 15, 2007.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Patricia Nadeau
Patricia Nadeau
Legal Product Group